CONSOLIDATED STATEMENTS OF
  CASH FLOWS
--------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.


                                           Six Months Ended          Three Months Ended
                                    December 31 (Unaudited)     December 31 (Unaudited)

                                         1999          1998          1999          1998
CASH PROVIDED BY (USED FOR):

Operations:

Net income                        $ 6,910,205   $ 6,868,179   $ 3,504,675   $ 3,595,123
Items not
 requiring cash:
  Depreciation                      1,785,196     1,087,776       902,290       562,605
  Deferred taxes                      601,573       436,881       452,733      (126,000)
  Amortization of deferred
   development costs                  174,643        51,049        87,322        25,524
Change in non-cash
 operating working
 capital                           (3,633,938)   (8,649,321)     (240,168)   (4,844,711)
Increase (decrease)
 in currency hedging
 exchange gains                    (2,625,191)      968,059    (1,628,785)      968,059
----------------------------------------------------------------------------------------
                                    3,212,488       762,623     3,078,067       180,600

Financing:

Payments on
 capital leases                       (13,898)     (138,265)       (3,594)      (69,884)
Issuance of common
 shares and warrants                  674,021       839,447            --            --
Dividends paid                       (905,395)     (270,093)     (453,495)           --
----------------------------------------------------------------------------------------
                                     (245,272)      431,089      (457,089)      (69,884)

Investments:

Additions to property,
 plant and equipment               (4,545,536)   (5,047,353)   (2,426,283)   (1,932,480)
Additions to deferred
 development costs                   (662,407)     (754,840)     (509,219)     (263,506)
----------------------------------------------------------------------------------------
                                   (5,207,943)   (5,802,193)   (2,935,502)   (2,195,986)

Decrease in cash
 position                          (2,240,727)   (4,608,481)     (314,524)   (2,085,270)
Cash position at
 beginning of period                9,439,206     4,609,798     7,513,003     2,086,587
----------------------------------------------------------------------------------------
Cash position
 at end of period                 $ 7,198,479   $     1,317   $ 7,198,479   $     1,317
----------------------------------------------------------------------------------------

                                 WHAT MAKES

                                   US FANTOM?

                                 DON'T FOLLOW

                                   WHERE THE PATH

                                   MAY LEAD.

                                 GO WHERE THERE

                                   IS NO PATH AND

                                   LEAVE A TRAIL

                               [LOGO OF FANTOM(R)]

                            FANTOM TECHNOLOGIES INC.

                Head office and Canadian manufacturing facility:
                        1110 Hansler Road, P.O. Box 1004
                            Welland, Ontario L3B 5S1
                   Voice: (905) 734-7476 Fax: (905) 734-9955

                      United States manufacturing facility:
              102 Corporate Blvd., Carolina Center Business Park
                       West Columbia, South Carolina 29169
                    Voice: (803) 739-1151 Fax: (803) 939-0730

                              Toronto sales office:
                Suite 414, 1 Eva Road, Toronto, Ontario M9C 4Z5
                   Voice: (416) 622-9740 Fax: (416) 626-0674

                   Toronto Stock Exchange: FTM NASDAQ: FTMTF

                Website: www.fantom.com E-mail: fantom@fantom.com

                           Transfer Agent & Registrar:
                            CIBC Mellon Trust Company
              320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A1

              FANTOM(R) is a trademark of FANTOM TECHNOLOGIES INC.

                                   [GRAPHIC]

                                 SECOND QUARTER

                                   REPORT TO

                                   SHAREHOLDERS


                                   FOR THE SIX MONTHS

                                   ENDED DECEMBER 31, 1999


                              [LOGO OF FANTOM(R)]

TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.

For the three months ended December 31, 1999 (Q2 fiscal 2000), revenue increased to $60.9 million from $60.0 million for the year-earlier period. Net income was $3.5 million or $0.39 per share (based on 9,098,008 shares outstanding) compared with $3.6 million or $0.40 per share (based on 9,003,108 shares outstanding) for the year-earlier period.

For the six months ended December 31, 1999, revenue increased to $118.0 million from $115.1 million for the same period in the previous year. Net income was $6.9 million or $0.76 per share (based on 9,072,063 shares outstanding) compared with $6.9 million or $0.76 per share (based on 8,991,763 shares outstanding) for the year-earlier period.

While our revenue for the first half of the current fiscal year represented a record performance, our rate of growth slowed due to the increasingly competitive environment for "bagless" vacuums.

During the most recently completed quarter, the Company's FANTOM(R) vacuums were tested in several hundred of the largest Wal-Mart stores in the United States. We are very pleased with the results of this test and are optimistic about the potential for future sales with this key retailer.

On January 20, 2000 the Board of Directors declared a quarterly cash dividend of 5 cents per share payable on March 31, 2000 to shareholders of record at the close of business on February 29, 2000.

The Company continued to make excellent progress during the quarter in developing its "next-generation" products. We believe these efforts are positioning us well for significant growth. In mid- January, our new microbiological water-treatment system was displayed to major retailers and trade media from the United States and Canada at the International Housewares Show in Chicago. It received a very enthusiastic response. This innovative counter-top appliance - scheduled for introduction in summer 2000 - utilizes activated oxygen, known as ozone, to kill micro-organisms. This same process is used in more than 3,000 state-of-the-art municipal water-treatment systems around the world, including over 200 in the United States.

The Company also plans to launch a major new floor-care product, designed to create a new market segment, shortly following the introduction of its water-treatment entry. This breakthrough development has been exposed to key retailers on a confidential basis and is being regarded with much excitement.

Since May 1998, sixty-three utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

The Company is also pleased to advise of the appointments of James D. Meekison and Joseph H. Wright III as Directors, bringing the number of Board members to eight. Mr. Meekison is Chairman of Trimin Enterprises Inc. and Trimin Capital Corp., publicly-traded management companies, and Tritech Precision Inc. and Haley Industries Limited, publicly-traded manufacturing companies. He is a past and current member of several Boards and brings extensive experience and expertise in the financial and manufacturing sectors. Mr. Wright is currently Managing Partner of Crosbie & Company Inc., a specialty investment-banking firm. He has over 30 years of in-depth experience managing and transacting in investment and corporate banking in Canada, the United States and Switzerland, and has served on numerous Boards.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the UNITED STATES SECURITIES EXCHANGE ACT OF 1934. The words "believe", "scheduled", "plans", and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


On behalf of the Board,


/s/ Rikki Meggeson             /s/ Allan D. Millman

Rikki Meggeson                 Allan D. Millman,
Chair of the Board             President and Chief Executive Officer

February 7, 2000

CONSOLIDATED STATEMENTS OF
  INCOME AND RETAINED EARNINGS
--------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.


                                      Six Months Ended           Three Months Ended
                               December 31 (Unaudited)      December 31 (Unaudited)


                                   1999           1998           1999          1998

Sales                      $117,964,689   $115,119,510    $60,920,152   $60,005,350

Cost of goods sold           74,155,615     73,165,695     38,391,416    36,997,491
------------------------------------------------------------------------------------
                             43,809,074     41,953,815     22,528,736    23,007,859

Expenses:
 Selling,
  general and
  administrative             32,055,471     30,287,407     16,900,116    16,693,394
 Research and
  development                   936,303        997,560        151,929       660,741
Finance charges                (152,111)       (65,331)       (87,190)       34,601
------------------------------------------------------------------------------------
                             32,839,663     31,219,636     16,964,855    17,388,736

Income before
  income taxes               10,969,411     10,734,179      5,563,881     5,619,123

Income taxes                  4,059,206      3,866,000      2,059,206     2,024,000
------------------------------------------------------------------------------------
Net income                    6,910,205      6,868,179      3,504,675     3,595,123

Retained earnings
  at beginning
  of period                  31,116,910     18,015,632     34,070,540    21,018,595

Dividends                      (905,395)      (540,186)      (453,495)     (270,093)

Retained earnings
  at end of period         $ 37,121,720   $ 24,343,625    $37,121,720   $24,343,625
------------------------------------------------------------------------------------

Net income
  per share
   - Basic*                $       0.76   $       0.76   $       0.39   $      0.40
   - Fully Diluted         $       0.73   $       0.73   $       0.37   $      0.38
------------------------------------------------------------------------------------

*Basic net income per share has been calculated using the weighted average number of common shares outstanding during the respective periods. For the six months ended December 31, these were 9,072,063 shares for 1999 and 8,991,763 shares for 1998. For the three months ended December 31, these were 9,098,008 shares for 1999 and 9,003,108 shares for 1998.

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Financial information in this report is expressed in Canadian dollars, unless otherwise noted.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.


                                                                    December 31
                                                                    (Unaudited)

                                                           1999            1998

ASSETS

Current assets:
  Cash and short term deposits                     $  7,198,478     $     1,317
  Trade accounts receivable                          34,220,461      34,340,706
  Other receivables                                   3,447,271       2,133,455
  Inventories                                        22,647,781      17,840,036
  Prepaid expenses                                    2,995,556       3,051,826
  Deferred income taxes                               1,114,344         228,200
--------------------------------------------------------------------------------
                                                     71,623,891      57,595,540
Deferred development costs,
  net of amortization                                 2,549,941       1,558,028

Property, plant and equipment,
  at cost                                            41,954,289      30,518,893
Less accumulated depreciation                        (9,271,601)     (6,082,677)
--------------------------------------------------------------------------------
                                                     32,682,688      24,436,216

--------------------------------------------------------------------------------
                                                   $106,856,520     $83,589,784
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                           $ 25,709,320     $17,889,951
  Other payables and accruals                         8,953,488       8,675,060
  Currency hedging exchange gains                     3,011,259         600,528
  Current portion of capital
    lease obligations                                     7,958         101,210
--------------------------------------------------------------------------------
                                                     37,682,025      27,266,749

Currency hedging exchange gains                         357,171         968,059

Deferred income taxes                                 3,072,297       3,174,314

Shareholders' equity:
  Share capital                                      28,623,307      27,837,037
  Retained earnings                                  37,121,720      24,343,625
--------------------------------------------------------------------------------
                                                     65,745,027      52,180,662
--------------------------------------------------------------------------------
                                                   $106,856,520     $83,589,784
--------------------------------------------------------------------------------